Exhibit 8

Grown Rogue Announces Conversion of Multiple Voting Shares

Medford, Oregon, August 30, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, announces that the Company has received conversion notices from holders of 75,194.941 multiple voting shares in the capital of the Company (the “MV Shares”), representing all of the outstanding MV Shares, converting their MV Shares into 75,194,941 subordinate voting shares in the capital of the Company (the “SV Shares”). Following the completion of the MV Share conversion (the “MV Conversion”), the Company has 222,276,113 SV Shares and nil MV Shares outstanding.

Early Warning Reporting

Pursuant to the MV Conversion, Obie Strickler, Chief Executive Officer and President of the Company, converted 2,000 MV Shares into 2,000,000 SV Shares.

Prior to the MV Conversion, Mr. Strickler owned, or had control or direction over, 32,694,416 SV Shares, options to acquire 2,000,000 SV Shares and 2,000 MV Shares all such securities, representing, on an undiluted basis, approximately 22.22% of the issued and outstanding SV Shares, 2.66% of the issued and outstanding MV Shares and 15.60% of the voting rights attached to all of the Company’s outstanding voting securities, and representing, on a partially diluted basis (assuming exercise of the options), 23.27% of the issued and outstanding SV Shares, 2.66% of the issued and outstanding MV Shares and 16.36% of the voting rights attached to all of the Company’s outstanding voting securities (based upon 147,081,172 SV Shares and 75,194.941 MV Shares outstanding).

Following the MV Conversion, Mr. Strickler owns, or has control or direction over, 34,694,416 SV Shares and options to acquire 2,000,000 SV Shares, all such securities, representing, on an undiluted basis, approximately 15.60% of the issued and outstanding SV Shares and voting rights attached to all of the Company’s outstanding voting securities, and representing, on a partially diluted basis (assuming exercise of the options), 16.36% of the issued and outstanding SV Shares and voting rights attached to all of the Company’s outstanding voting securities (based upon 222,276,113 SV Shares and nil MVS outstanding after giving effect to MV Conversion).

The SV Shares were acquired for investment purposes. Subject to various factors including market conditions, Mr. Strickler’s determinations from time to time as to whether the trading price of the SV Shares adequately reflects the value of the SV Shares in relation to the Company’s activities and future prospects, and other factors and conditions Mr. Strickler deems appropriate, Mr. Strickler (or an affiliate or associate thereof) may acquire additional SV Shares, MV Shares or may dispose of any or all of his SV Shares, from time to time through, among other things, the exercise options and the purchase or sale of SV Shares on the open market or in private transactions or otherwise, on such terms and at such times as Mr. Strickler may deem advisable.

The Company’s head office and Mr. Strickler are located at 550 Airport Rd., Medford, Oregon, 97504, USA.

A copy of the report filed under applicable Canadian securities laws by Mr. Strickler in connection with the transactions referred to in this press release may be obtained from Mr. Strickler via email: obie@grownrogue.com or telephone (503) 765-8108, or on the SEDAR+ profile of the Company at: www.sedarplus.ca.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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